UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         1                ) *

MEMORY PHARMACEUTICALS CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

58606R403

(CUSIP Number)

August 25, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

[x ] Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO.	58606R403	Page 2 of 5

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Stanley Medical Research Institute
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 9,879,059 (1)
6 Shared Voting Power 0
7 Sole Dispositive Power 9,879,059 (1)
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,879,059 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 12.7%(1)
12	Type of Reporting Person (See Instructions) OO

(1) This number includes warrants held by the reporting person to purchase 154, 128 shares of common stock of the Issuer. The warrants are immediately exercisable.

CUSIP NO.	58606R403	Page 3 of 5

Item 1.

(a)	Name of Issuer Memory Pharmaceuticals Corp.

(b)	Address of Issuer’s Principal Executive Offices 100 Philips Parkway, Montvale, NJ 07645

Item 2.

(a)	Name of Person Filing The Stanley Medical Research Institute (the "Company"), a nonprofit organization, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it.

(b)	Address of Principal Business Office or, if none, Residence
8401 Connecticut Avenue Suite 200 Chevy Chase, MD 20815
(c)	Citizenship
U.S.A.
(d)	Title of Class of Securities
Common Stock, $0.001 par value (the "Common Stock")
(e)	CUSIP Number
58606R403

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP NO.	58606R403	Page 4 of 5

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 9,879,059(2)
(b)	Percent of Class: 12.7%(2)
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 9,879,059(2)
	(ii)	shared power to vote or to direct the vote: 0
	(iii)	sole power to dispose or to direct the disposition of: 9,879,059(2)
	(iv)	shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP NO.	58606R403	Page 5 of 5

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(2) See Footnote #1 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 8, 2008
Date
The Stanley Medical Research Institute
By:	/s/ Dr. Michael Knable
Signature
Dr. Michael Knable/ Associate Director of Drug Development
Name/Title